PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN CONTINUES TO RECEIVES EXCELLENT RESULTS FROM BOTH STEPOUT AND INFILL DRILLING AT THE ESAASE GOLD PROJECT

VANCOUVER, BRITISH COLUMBIA, July 16, 2010 -- Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce new assay results from its Esaase drilling program in southwest Ghana. Keegan drilled significant intercepts in its 1) infill drill holes, 2) shallow step out drill holes north and along strike of the resource, and 3) step out drill holes down dip of the existing resource. Significant Intercepts from infill drilling include 98.1 meters of 1.43 g/t Au, for along strike step outs 20 meters of 1.58 g/t Au, and for down dip mineralization, 52.3 m of 3.01 g/t Au. Please see a collar location map and cross section at www.keeganresources.com.

Keegan currently has numerous holes completed with pending assays and is continuing to drill step out holes on the existing resource in preparation for an expanded resource estimate prior to completion of a pre-feasibility study.  In other news, Keegan has completed several drill holes on its Asumura property and is awaiting assays.

President and CEO Maurice Tagami states, "These new assay results reveal the continued strength of the gold forming system at Esaase. The drilling is going very well and we are excited to now have two rigs focusing strictly on the exploration outside the existing resource."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than eight consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization strikes approximately 10 to 40 degrees east of north and dips 45 to 80 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com.

Table 1: Recent drill results from drilling from Keegan's Esaase Project. Only intercepts with grade widths of greater than 10 g/t meter Au are shown. Intercepts with grade-widths of approximately 30 g/t meter Au or higher are bolded. Widths are measured in actual drilled meters and grades are reported in g/t Au. All core holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees.

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
Resource Conversion Holes					KEDD782	207	218	11	0.63
KEDD712	0	28	28	1.21	KEDD782	366	372	6	0.78
including	8	9	1	13.35	KEDD784	210	231.3	21.3	1.49
KEDD712	76	115	39	0.74
including	92	93	1	10.85	Down Dip Extension
KEDD713	139	142.6	3.6	8.83	KEDD785	93	119	26	1.17
including	142.4	142.6	0.4	135.5	including	107	108	1	14.65
KEDD715	37	42	5	11.1	KEDD785	188	199	11	0.9
including	37	38	1	54.9	KEDD785	249	321	72	1.88
KEDD716	99	141.9	42.9	2.12	including	302	303	1	75.2
including	100.9	102	1.1	10.1	KEDD786	164	180	16	0.69
including	106	107	1	26.6	KEDD786	252	257.3	5.3	8.7
KEDD747	100	123	23	0.54	including	255	256	1	41.5
KEDD748	0	18	18	0.87	KEDD786	344	361	16	1.82
KEDD748	68	190	122	1.02	KEDD789	334.2	346	11.8	1.84
including	104	106	2	16.85	KEDD789	402	410	8	1.18
KEDD755	0	12	12	0.86	KEDD813	217	257	40	0.52
KEDD755	176	274.1	98.1	1.43	KEDD813	320	334.2	14.2	0.82
including	212	213	1	41.8	KEDD813	386	406.9	20	0.73
and	272.1	273.3	1.2	26.4	KEDD817	271	323.3	52.3	3.01
KEDD758	78	94	16	0.55	including	277	278.1	1.1	97.6
KEDD759	78	96	18	1.61	including	321.1	322.3	1.2	10.9
KEDD759	178	190	12	0.89	KEDD818	151	195	43	0.52
KEDD759	242	250	8	4.97	KEDD818	229	251	22	0.98
including	243	244	1	37.4	KEDD818	310	327	16	1.35
KEDD760	36	46	10	1.4
KEDD760	88	110	22	2.13	North Resource Extension
including	93	94	1	16.85	KERC745	88	93	5	6.49
including	95	96	1	11.05	including	91	92	1	24.3
KEDD781	64	81	16	0.65	KEDD746	64	84	20	1.58
KEDD781	125	131	6	8.68	KERC717	33	39	6	2.09
including	126	128	2	25.6	KERC719	6	13	7	0.93
KEDD781	176	185	9	2.35	KERC719	20	28	8	0.62
including	177	178	1	15.2	KERC732	17	22	5	2.4
KEDD781	266	276.8	10.6	3.45	KERC732	90	104	14	0.8
including	266	267.1	1.1	32.2	KERC738	63	74	11	1.25
KEDD782	157.7	163	5.3	1.7	KERC744	103	108	5	2.32

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.28 Moz indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.65 million ounces in an inferred category at an average grade of 1.2 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 3.93 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

KEEGAN
RESOURCES INC
Advanced Exploration Providing Growth

Esaase Project: Drill results July, 2010

KEDD746
KERC745
KERC744
KEDD782
KEDD781
KEDD716
KEDD784
KEDD786
KEDD785
KEDD818
KEDD817
KEDD789
KEDD813
A
A'
KERC732
KERC738
KERC719
KERC717
KEDD760
KEDD759
KEDD758
KEDD747
KEDD713
KEDD715
KEDD748
KEDD712
KEDD755
N
kilometers
LEGEND
Cross section trace (see attached section)
Surveyed Drillhole - assays pending
Drillhole plus 10 g/t Au times meter grade width (this release; intercepts > 30 g/t Au times meter grade identified in bold, italicized font)
Drillhole plus 10 g/t times meter grade width (previous releases from north extension zone)
Drillhole less than 10 g/t times meter grade width (this release)
Drillhole less than 10 g/t times meter grade width (previously released)
Drilled Mineralization not yet in resource
Resource Area
Mineralized Fault Structures
Esaase Property

Keegan Resources Inc

Advanced Exploration Providing Growth

Esaase Project: Drill cross section July, 2010

A
A'
50 meters
View is looking north
DH 817
DH 823 Assays Pending
52.3 m @ 3.01 g/t Au
New data
Data in current resource